UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated December 12, 2005:    Crew Gold Corporation Offer for Guinor Gold Corporation Successful

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

FOR IMMEDIATE RELEASE

DECEMBER 12, 2005

Crew Gold Corporation Offer for Guinor Gold Corporation Successful

LONDON, United Kingdom, (December 12, 2005) Crew Gold Corporation (TSX & OSE: CRU) and Guinor Gold Corporation (TSX & OSE: GNR) announced that the conditions of Crew Acquisition Corp.’s offer to acquire all of the issued and outstanding common shares of Guinor have been complied with or waived.  The offer to acquire Guinor’s common shares for cash consideration of C$1.50 per share was made by Crew Acquisition Corp., a wholly owned subsidiary of Crew, pursuant to a take-over bid circular dated November 1, 2005.

Crew has been advised that as of 5:00 p.m. (Toronto time) on December 9, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) to the offer.  Crew Acquisition Corp. has taken up all of these shares and will pay C$1.50 (NOK 8.70 for shares deposited in Norway) for each of these shares on or before December 14, 2005.

As the offer was accepted by Guinor shareholders representing not less than 90% of the outstanding Guinor common shares, other than the 1,392,600 Guinor common shares held by Crew at the time of the bid, Crew Acquisition Corp. intends to acquire all the outstanding Guinor common shares not tendered to the offer pursuant to a compulsory acquisition under the Business Corporations Act (Yukon) as described in the take-over bid circular.

Jan Vestrum, Chief Executive Officer of Crew commented:  “We are tremendously excited that the Guinor shareholders viewed our offer favourably and tendered to our bid.  We hope they will also favourably consider investing in Crew to not only share in the upside Crew sees in Guinor’s LEFA Gold Project but also to share in the exciting opportunities presented by our Apex and Nalunaq gold mines.  I also look forward to working with Trevor Schultz and the rest of the Guinor team to bring the increased Guinor production on stream in accordance with plan.”

Mr. Vestrum added:  “I would also like to thank our shareholders for their tremendous support of our offer.”

Trevor Schultz, Chief Executive Officer of Guinor added:  “We are pleased to see that our shareholders supported the Guinor Board’s recommendation and tendered to the Crew bid.  We are now looking forward to working with Mr. Vestrum and the Crew team to deliver value to Crew’s shareholders.”

In connection with the taking up of Guinor’s common shares deposited under the offer, Crew has satisfied the escrow release conditions for its previously issued subscription receipts.  Accordingly, the net proceeds of the subscription receipts have been released to Crew and the subscription receipts have been exchanged for Crew common shares.  Such shares are expected to be registered in the VPS (Norwegian Central Securities Registry) on December 19, 2005.

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with a compulsory acquisition.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others the ability of Crew Acquisition Corp. to comply with procedural requirements relating to a compulsory acquisition .  Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

Crew Gold Corporation at Abbey House, Wellington Way, Weybridge, Surrey UK KT13 OTT, Attention: Investor Relations, or by telephone: +44 19 32 26 87 55 or email: enquiries@crewgold.com

Guinor Gold Corp. at 33 St James’s Square, London, UK SW1Y 4JS, Attention: Investor Relations, or by telephone: +47 22 00 70 50 or email: ir-europe@gunior.com